Exhibit 99.1

Brookfield Residential Properties Inc.

REPORT ON VOTING RESULTS

Special Meeting of Shareholders

March 10, 2015

National Instrument 51-102 – Section 11.3(Canada)

The Special Meeting of Shareholders of Brookfield Residential Properties Inc. (the “Corporation”) was held on Tuesday March 10, 2015 at 10:00 a.m. local time at the Hockey Hall of Fame, 30 Yonge Street, Toronto, Ontario, Canada. At this meeting, shareholders were represented in person or by proxy holding 109,562,731 of the Corporation’s Common Shares (the “Common Shares”), representing 99.31% of the Corporation’s 117,421,243 issued and outstanding Common Shares as at the record date for the meeting.

The following is a summary of the votes cast by holders of the Common Shares represented at this meeting.

Approval of Special Resolution

In respect of the special resolution attached as Appendix “B” (the “Resolution”) to the management information circular of the Corporation dated January 12, 2015 (the “Information Circular”) approving a plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving the Corporation, Brookfield Asset Management Inc. (“BAM”), and 1927726 Ontario Inc., (the “Purchaser”), a wholly-owned subsidiary of BAM, whereby the Purchaser will acquire all of the issued and outstanding Common Shares of the Corporation not already owned by BAM and its affiliates, as more particularly described in the Information Circular.

Management received the following proxies from holders of Common Shares in regard to the approval of the Resolution:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Common Shares (Standard Approval)	Passed	109,468,795	99.91%	93,936	0.09%
Common Shares (Minority Approval)	Passed	25,765,057	99.64%	93,936	0.36%

Other Business

There were no other matters coming before the meeting that required a vote by the holders of Common Shares.

Brookfield Residential Properties Inc.

/s/ “Shane D. Pearson”
Shane D. Pearson
Executive Vice President and Corporate Counsel

Date: March 10, 2015